SECU

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SEC
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MAR 31 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 48572

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Western International Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 South Lake Avenue 7th Floor
(No. and Street)

Pasadena	CA	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald M. Bizub (626) 793-7717
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name -- *if individual, state last, first, middle name*)

2049 Century Park East, Suite 300	Los Angeles	CA	90067
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Donald M. Bizub, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Western International Securities, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

JOY S. CLARK
COMM. # 2107356
NOTARY PUBLIC • CALIFORNIA
LOS ANGELES COUNTY
My Comm. Exp. April 17, 2019

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

PURSUANT TO RULE 17a-5

AS OF DECEMBER 31, 2015

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC document.

WESTERN INTERNATIONAL SECURITIES, INC.

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Western International Securities, Inc.

We have audited the accompanying statement of financial condition of Western International Securities, Inc. (the "Company") as of December 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Western International Securities, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Western International Securities, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

Los Angeles, CA
March 28, 2016

WESTERN INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2015

ASSETS	
Cash and cash equivalents	$ 3,715,509
Commissions receivable	915,978
Due from registered representatives, net	234,539
Deposits at clearing brokers	799,453
Due from clearing brokers	585,796
Other receivables	140,666
Securities owned, at fair value	1,612,594
Property and equipment, net	117,157
Deposits and other assets	388,964
Deferred tax assets	608,000
Total Assets	$ 9,118,656
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Due to clearing broker	$ 707,841
Commissions payable	1,791,991
Accounts payable and accrued expenses	1,595,663
Income taxes payable	127,445
Securities sold short, not yet purchased, at fair value	10,348
Deferred revenue	1,320,179
Total liabilities	5,553,467
Commitments and contingencies (see Note 9)	
Stockholder's equity	
Common stock, $0.01 par value, 250,000 shares authorized, 3,000 shares issued and outstanding	30
Additional paid-in capital	1,392,567
Retained earnings	2,172,592
Total stockholder's equity	3,565,189
Total Liabilities and Stockholder's Equity	$ 9,118,656

See accompanying notes to financial statements.

1. Nature of operations and summary of significant accounting policies

Nature of Operations

Western International Securities, Inc. (the "Company") was incorporated in the state of Colorado in 1995 as a wholly-owned subsidiary of Concept Brokerage Holding Corporation (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a Registered Investment Advisor pursuant to the Investment Advisors Act of 1940. The Company executes and clears its securities transactions on a fully disclosed basis with clearing brokers.

Basis of Presentation

The financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased as well as money market mutual funds to be cash equivalents.

Valuation of Investments in Securities and Securities Sold Short at Fair Value

In accordance with ASC 820, *Fair Value Measurements*, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. The Company uses a fair value hierarchy for inputs in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

1. Nature of operations and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities Sold Short at Fair Value (continued)

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short.

Municipal Bonds

The fair value of municipal bonds is estimated using recently executed transactions, market price quotations, and pricing models that factor in, where applicable, observable inputs such as interest rates, yields, and spreads. If observable inputs for a specific bond are not available, pricing models used to consider inputs from similar bonds that have comparable interest rates, maturity, yields, credit risk, etc. are factored into the model. These bonds are generally categorized in Level 2 of the fair value hierarchy.

1. Nature of operations and summary of significant accounting policies (continued)

Commissions Receivable and Payable

Commissions receivable represents commissions earned by the Company from brokerage transactions not yet received from clearing brokers or direct sponsors. No allowance was deemed necessary as of December 31, 2015 since the Company has determined all commissions receivable to be collectible.

Commissions payable represents commissions earned by the Company's advisors but not yet paid by the Company.

Due from Registered Representatives, net

Due from registered representatives represents receivables from representatives for advances of commissions or outstanding loan balances. The amount due is net of the allowance for doubtful accounts, which is the Company's best estimate of the amount of credit losses in the Company's existing due from registered representatives balance. The allowance is determined on an individual basis upon review of the probability that a registered representative will not repay all of the balance due. A receivable is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due. As of December 31, 2015, the allowance for doubtful accounts was $689,000.

Investment Transactions and Related Investment Income

Investment transactions are accounted for on a trade date basis.

Property and Equipment

Property and equipment, consisting of computer equipment, furniture and leasehold improvements, is stated at cost less accumulated depreciation and amortization. Betterments to property and equipment are capitalized. Repairs and maintenance costs are charged to expense as incurred. The Company provides for depreciation and amortization as follows:

Asset	Useful Life	Method
Furniture	5 years	Straight-line
Computer equipment	5 years	Straight-line
Leasehold improvements	5 years	Straight-line
Computer software	3 years	Straight-line

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets, such as property and equipment, may be impaired, an evaluation of recoverability is performed. As of December 31, 2015, management has determined that the Company's assets are not impaired.

1. Nature of operations and summary of significant accounting policies (continued)

Income Taxes

The Company files a consolidated income tax return with its Parent. The accompanying financial statement provides for income taxes as if the Company filed a separate return. Income taxes are accounted for in accordance with GAAP, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The benefits of uncertain tax positions are recorded in the Company's financial statement only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statement as appropriate.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2015. However, the Company's conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Parent files its income tax returns with U.S. federal and state jurisdictions. These returns remain subject to examinations from 2012 through the current year. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws.

Use of Estimates

The preparation of this financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from these estimates.

2. Concentrations of credit risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or clearing broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Pursuant to clearing agreements, the Company introduces its securities transactions to National Financial Services, LLC, J.P. Morgan Clearing Corp., Pershing LLC and Wedbush Securities Inc., its clearing brokers, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearing agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, that the clearing brokers may sustain from carrying securities transactions introduced by the Company, and to maintain certain minimum balances. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts.

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company has not experienced any losses in such accounts.

3. Due from clearing brokers

Due from clearing brokers represents receivables due from the Company's clearing brokers. Certain balances at the Company's clearing brokers are restricted to comply with the Proprietary Account of Introducing Broker Agreements with the clearing brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold short.

4. Fair value measurements

The Company's assets and liabilities, recorded at fair value, have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 1 for a discussion of the Company's significant accounting policies.

4. Fair value measurements (continued)

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2015:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2015
Assets				
Securities owned, at fair value				
State and municipal bond obligations				
Colorado	$ -	$ 76,951	$ -	$ 76,951
Illinois	-	101,259	-	101,259
Indiana	-	80,627	-	80,627
Kentucky	-	95,858	-	95,858
Pennsylvania	-	180,498	-	180,498
Texas	-	186,138	-	186,138
Washington	-	107,352	-	107,352
Other	-	696,255	-	696,255
Corporate Bonds	-	595	-	595
Exchange traded funds	87,061	-	-	87,061
Total securities owned, at fair value	$ 87,061	$ 1,525,533	$ -	$ 1,612,594
Cash equivalents	$ 341,434	$ -	$ -	$ 341,434
Total Assets	$ 428,495	$ 1,525,533	$ -	$ 1,954,028
Liabilities				
Securities sold short, not yet purchased, at fair value				
Common Stock	$ -	$ -	$ -	$ -
State and municipal bond obligations				
Other	-	10,348	-	10,348

5. Property and equipment

Property and equipment consist of the following as of December 31, 2015:

Computer equipment	$201,883
Furniture	91,405
Computer software	65,201
Leasehold improvements	25,232
	383,721
Less accumulated depreciation	(266,564)
Property and equipment, net	$117,157

6. Borrowings on margin

The Company utilizes margin for trading in its largest proprietary account. As of December 31, 2015, the margin balance was $707,841, which was fully collateralized by the securities held in the account. The Company's margin balance is included in due to clearing broker on the statement of financial condition. Refer to Note 2 regarding risks associated with borrowings.

7. Securities sold short

The Company is subject to certain inherent risks arising from its investing activities of selling securities short. The ultimate cost to the Company to acquire these securities may exceed the liability reflected in this financial statement.

8. Deferred revenue

Deferred business development credits are included in deferred revenue and represent a business development credit from one of the Company's clearing brokers. The credit is being recognized pro rata as a reduction of clearing expenses over the term of the clearing agreement which expires in 2025. The credit recognized during the year ended December 31, 2015 was $25,833. At December 31, 2015, the deferred credit amounted to $1,074,167.

9. Commitments and contingencies

Commitments

The Company leases office space at its headquarters in Pasadena, California and other locations under non-cancellable operating leases expiring from 2016 to 2025.

Under the terms of the agreements with the clearing firms, the Company is required to maintain minimum levels of regulatory net capital (see Note 13) and under certain conditions require payments for early termination. The most restrictive net capital requirement requires the Company to maintain a minimum level of net capital of $1,500,000. Early termination payment could materially affect the financial condition of the Company. In the opinion of management, the probability of early termination is remote.

Contingencies

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. In the opinion of management the amount of any ultimate liability with respect to these matters will not materially affect the Company's financial condition, results of operations, or its cash flows.

10. Deferred income taxes

The tax effects of the temporary differences that give rise to the Company's deferred income tax assets and liabilities are as follows:

Deferred tax assets:	
Deferred rent	$208,200
Accrued expenses	81,400
Allowance for doubtful accounts	295,200
State income tax deduction	57,500
Other	3,900
Total deferred tax assets	646,200
Deferred tax liabilities:	
Depreciation	(38,200)
Total deferred tax liabilities	(38,200)
Net deferred tax assets	$608,000

The net deferred tax asset is $608,000, of which $494,400 relates to Federal taxes and $113,600 relates to State taxes. In assessing the realizable portion of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Based upon the projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

11. Defined contribution plan

The Company participates in a 401(k) defined contribution plan (the "Plan"). All employees meeting minimum age and length of service requirements are eligible to participate. The Company has an employer matching program whereby employer contributions are made to the Plan.

12. Related party transactions

The Company had no receivables from and no payables to affiliates at December 31, 2015.

13. Net capital requirements and customer protection requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, the Company is required to maintain net capital as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2015, the Company's net capital was $1,852,034, which was $1,529,682 in excess of its minimum requirement of $322,352.

13. Net capital requirements and customer protection requirements (continued)

The Company claims exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii), as it does not hold customer securities or funds on account, as defined.

The Company is subject to SEC regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

14. Subsequent events

The Company evaluated all subsequent event activity and concluded that no subsequent events have occurred that would require recognition in the financial statement or disclosures in the notes to financial statement.